September 19, 2018

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

       Re: Univar Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Response dated September 7, 2018
           File No. 001-37443

Dear Mr. Lukach:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements
7. Income Taxes, page 87

1. We note your response to comment 4 in our letter dated August 22, 2018. Please help us understand why the taxable income from the mandatory repatriation recognized for the
      Tax Act is not of the appropriate character to offset the foreign tax credit deferred tax assets. To the extent that you applied, or intend to apply, your federal net operating loss deferred tax assets against the mandatory repatriation taxable income, please tell us the amount of the deferred tax asset you applied against the taxable income, the amount you intend to apply against the taxable income in the future, and how this compares to the net amount of federal net operating loss deferred tax assets recognized as of December 31,
 Carl Lukach
Univar Inc.
September 19, 2018
Page 2
         2017, and December 31, 2016.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser,
Staff Accountant at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameCarl Lukach
                                                          Division of
Corporation Finance
Comapany NameUnivar Inc.
                                                          Office of
Manufacturing and
September 19, 2018 Page 2                                 Construction
FirstName LastName